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CUSIP No. 007865108                  13G/A                          Page 1 of 7
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                AEROPOSTALE, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    007865108
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                                 (CUSIP Number)


                                NOVEMBER 7, 2003
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 007865108                  13G/A                          Page 2 of 7
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   1     Names of Reporting Person:
         I.R.S. Identification Nos. of above persons (entities only):

         Bear Stearns MB 1998-1999 Pre-Fund, LLC

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   2     Check the Appropriate Box if a Member of a Group:
         (a) [ ]
         (b) [ ]

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   3     SEC use only

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   4     Citizenship Or Place Of Organization:
         Delaware

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                          5    Sole Voting Power

                                0

                         -------------------------------------------------------
   Number of Shares       6    Shared Voting Power
     Beneficially
    Owned by Each               0
   Reporting Person
         With            -------------------------------------------------------
                          7    Sole Dispositive Power

                                0

                         -------------------------------------------------------
                          8    Shared Dispositive Power

                                0

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   9     Aggregate Amount Beneficially Owned by Each Reporting Person:

            0

--------------------------------------------------------------------------------
  10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         [ ]

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  11     Percent of Class Represented by Amount in Row (9):
          0%

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  12     Type of Reporting Person:
          OO

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CUSIP No. 007865108                  13G/A                          Page 3 of 7
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   1     Names of Reporting Person:
         I.R.S. Identification Nos. of above persons (entities only):
         The Bear Stearns Companies Inc.

--------------------------------------------------------------------------------
   2     Check The Appropriate Box If A Member Of A Group:*
         (a) [ ]
         (b) [ ]

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   3     SEC Use Only

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   4     Citizenship Or Place Of Organization

          Delaware

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                          5    Sole Voting Power:

                                16,000

                         -------------------------------------------------------
   Number of Shares       6    Shared Voting Power:
     Beneficially
    Owned by Each               0
   Reporting Person
         With            -------------------------------------------------------
                          7    Sole Dispositive Power:

                                16,000

                         -------------------------------------------------------
                          8    Shared Dispositive Power:

                                0

--------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by Each Reporting Person:

          16,000

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  10     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         [ ]

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  11     Percent of Class Represented by Amount in Row (9):

          less than 1%

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  12     Type of Reporting Person:

          CO

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CUSIP No. 007865108                  13G/A                          Page 4 of 7
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ITEM 1.

                    (a)    Name of Issuer:

                           Aeropostale, Inc.
                    (b)    Address of Issuer's Principal Executive Offices:

                           1372 Broadway, 8th Floor
                           New York, New York 10018

ITEM 2.

                      (a)      Name of Person Filing:

                               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): Bear Stearns MB 1998-1999 Pre-Fund, LLC (the "Pre-Fund") and The Bear Stearns Companies Inc. ("Bear Stearns" and together with Pre-Fund, the "Reporting Persons").

                      (b) Address of Principal Place Business Office or, if none, Residence:

                               The address of the principal business office for the Reporting Persons is 383 Madison Avenue, New York, New York 10179.

                      (c)      Citizenship:

                               The Pre-Fund and Bear Stearns are organized under the laws of the State of Delaware.

                      (d)      Title of Class of Securities:

                               Common Stock, par value $.01 per share.

                      (e)      CUSIP Number:

                               007865108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable
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CUSIP No. 007865108                  13G/A                          Page 5 of 7
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ITEM 4.                    OWNERSHIP

(a)-(c). Effective November 7, 2003, the Pre-Fund distributed all 4,361,388 of its shares of Common Stock of the Issuer to (i) the MB Group 1998-1999 Pre-Fund, LLC (the "MB Group"), its administrative member, and (ii) Bear Stearns, its managing member. The Pre-Fund distributed (i) 545,173 shares of Common Stock to the MB Group and (ii) 3,816,215 shares of Common Stock of the Issuer to Bear Stearns.

         On November 10, 2003, Bear Stearns sold 550,000 shares of Common Stock of the Issuer for an average sales price of $29.6139. On November 11, 2003, Bear Stearns sold 1,974,015 shares of Common Stock of the Issuer for an average sales price of $28.1247. On November 12, 2003, Bear Stearns sold 164,000 shares of Common Stock of the Issuer for an average sales price of $29.0298. On November 13, 2003, Bear Stearns sold 355,000 shares of Common Stock of the Issuer for an average sales price of $28.1939. On November 14, 2003, Bear Stearns sold 757,200 shares of Common Stock of the Issuer for an average sales price of $28.6357.

         As of November 14, 2003, Bear Stearns directly owns 16,000 shares of common stock of the Issuer. Bear Stearns has the sole power to vote or to direct the vote and to dispose or direct the disposal of these shares. These 16,000 shares constitute less than one percent of the Common Stock of the Issuer. All of the percentage calculations in this Schedule 13G/A are based upon an aggregate of 37,373,720 shares of common stock outstanding as of November 7, 2003.

ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON:

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON
                           BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP:

Not applicable.

ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP:

Not applicable.
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CUSIP No. 007865108                  13G/A                          Page 6 of 7
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ITEM 10.                   CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 007865108                  13G/A                          Page 7 of 7
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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2003

                                          BEAR STEARNS MB 1998-1999
                                          PREFUND, LLC

                                          By:    THE BEAR STEARNS COMPANIES INC.
                                          Its:   Managing Member


                                          By:    /s/ Kenneth L. Edlow
                                              ----------------------------------
                                          Name:  Kenneth L. Edlow
                                          Title: Secretary



                                          THE BEAR STEARNS COMPANIES INC.


                                          By:    /s/ Kenneth L. Edlow
                                              ----------------------------------
                                          Name:  Kenneth L. Edlow
                                          Title: Secretary